SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of February, 2018

Commission File Number: 001-37668

FERROGLOBE PLC
(Name of Registrant)

2nd Floor West Wing, Lansdowne House
57 Berkeley Square
London, W1J 6ER
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following materials, which appear immediately following this page:

• Press release dated February 26, 2018 announcing results for the quarter and year ended December 31, 2017
• Fourth quarter and year-end earnings call presentation

Ferroglobe Reports Results for Fourth Quarter and Calendar Year 2017

•	Q4 2017 results:

o	Revenue of $468.2 million, up 3.7% from $451.6 million in Q3 2017
o
Net profit of $32.1 million, or $0.19 on a fully diluted per share basis, up from a net loss of $(5.0) million, or a $(0.02) per share, in the prior quarter.  The Q4 results include a tax benefit from recent US tax reform of $30.9 million

o
Adjusted net profit of $11.0 million, or $0.06 on a fully diluted per share basis, compared to a net profit of $9.2 million, or $0.05 on a fully diluted per share basis, in the prior quarter.  The US tax reforms did not impact these figures

o	Reported EBITDA of $48.9 million, a decrease of 9.9% compared to reported EBITDA of $54.3 million in Q3 2017
o	Adjusted EBITDA of $54.9 million, a decrease of 2.1% compared to $56.1 million adjusted EBITDA in Q3 2017

•	Calendar Year 2017 results:

o	Revenue of $1.7 billion up 10.5% from $1.6 billion in 2016
o
Net profit of $20.0 million, or $0.15 on a fully diluted per share basis, up from a net loss of $(358.6) million, or a $(1.97) per share, in 2016.  The 2017 results include the tax benefit from US tax reform of $30.9 million

o
Adjusted net profit of $21.5 million, or $0.13 on a fully diluted per share basis, compared to a net loss of $(39.3) million, or $(0.23) on a fully diluted per share basis, in 2016.  The US tax reforms did not impact these figures

o	Reported EBITDA of $170.9 million, compared to reported EBITDA of $(247.4) million in 2016
o	Adjusted EBITDA of $185.8 million, an increase of 163.9%, compared to $70.4 million adjusted EBITDA in 2016

•	Maintained strong balance sheet with net debt of $386.9 million as of year end 2017, compared to $394.3 million as of September 30, 2017[1] and $405.0 million at year end 2016

LONDON, Feb. 26, 2018 – Ferroglobe PLC (NASDAQ: GSM), the world's leading producer of silicon metal, and a leading silicon and manganese-based specialty alloys producer, today announced results for the fourth quarter and Calendar Year of 2017.

Q4 Summary:

In Q4 2017, Ferroglobe posted a net profit of $32.1 million, or $0.19 per share on a fully diluted basis, which includes a benefit resulting from US tax reform of $30.9 million. On an adjusted basis, Q4 2017 net profit was $11.0 million, or $0.06 per share on a fully diluted basis. US tax reform did not impact adjusted net profit.

Q4 2017 reported EBITDA was $48.9 million, down from $54.3 million in the prior quarter. On an adjusted basis, Q4 2017 EBITDA was $54.9 million, down 2.1% from Q3 2017 adjusted EBITDA of $56.1 million. The company reported adjusted EBITDA margins of 11.7% for Q4 2017, compared to adjusted EBITDA margins of 12.4% for Q3 2017.

Net sales in Q4 2017 totaled $468.2 million, up 3.7% from $451.6 million in Q3 2017. Selling prices for Ferroglobe's key products continued to improve over the course of the quarter across both the U.S. and Europe:
•	The average selling price for silicon metal increased by 4.7% to $2,440/MT in Q4 2017, as compared to $2,330/MT in Q3 2017
•	The average selling price for silicon-based alloys increased by 5.8% to $1,741/MT in Q4 2017, as compared to $1,645/MT in Q3 2017; and
•	The average selling price for manganese-based alloys decreased by 0.2% to $1,346/MT in Q4 2017, as compared to $1,349/MT in Q3 2017

In addition to improved pricing, the company saw solid demand across its key products. In terms of sales volumes, silicon metal experienced a 0.4% increase quarter-over-quarter, silicon-based alloys experienced a 5.3% increase quarter-over-quarter and manganese-based alloys experienced a 1.7% decrease quarter-over-quarter.

Calendar Year 2017 Summary:

For the Calendar Year 2017, Ferroglobe posted a net profit of $20.0 million, or $0.15 per share on a fully diluted basis, which includes a benefit resulting from US tax reforms of $30.9 million. On an adjusted basis, the Calendar Year 2017 net profit was $21.5 million, or $0.13 per share on a fully diluted basis – a result not impacted by the US tax reforms.

For the Calendar Year 2017 reported EBITDA was $170.9 million, up from ($247.4) million in the prior year.  On an adjusted basis, 2017 EBITDA was $185.8 million, up 163.9% from 2016 adjusted EBITDA of $70.4 million. The company reported adjusted EBITDA margins of 10.7% for the Calendar Year 2017, compared to adjusted EBITDA margins of 4.5% for 2016.

Net sales for the Calendar Year 2017 totaled $1.7 billion, up 10.5 % from $1.6 billion in 2016. Selling prices for Ferroglobe's key products continued to improve over the course of the year across both the U.S. and Europe:
•	The average selling price for silicon metal increased by 3.1% to $2,270/MT in 2017, as compared to $2,201/MT in 2016
•	The average selling price for silicon-based alloys increased by 14.9% to $1,608/MT in 2017, as compared to $1,400/MT in 2016; and
•	The average selling price for manganese-based alloys increased by 60.7% to $1,327/MT in 2017, as compared to $826/MT in 2016

	Quarter Ended December 31, 2017	Quarter Ended September 30, 2017	Quarter Ended December 31, 2016	Year Ended December 31, 2017	Year Ended December 31, 2016
Shipments in metric tons:
Silicon Metal	83,785	83,465	82,372	325,884	341,388
Silicon-based Alloys	70,399	66,873	78,698	283,021	297,669
Manganese-based Alloys	72,374	73,642	76,445	274,119	270,430
Total shipments*	226,558	223,980	237,515	883,024	909,487

	Quarter Ended December 31, 2017	Quarter Ended September 30, 2017	Quarter Ended December 31, 2016	Year Ended December 31, 2017	Year Ended December 31, 2016
Average selling price ($/MT):
Silicon Metal	$2,440	$2,330	$2,080	$2,270	$2,201
Silicon-based Alloys	$1,741	$1,645	$1,340	$1,608	$1,400
Manganese-based Alloys	$1,346	$1,349	$890	$1,327	$826
Total*	$1,873	$1,803	$1,452	$1,765	$1,530

	Quarter Ended December 31, 2017	Quarter Ended September 30, 2017	Quarter Ended December 31, 2016	Year Ended December 31, 2017	Year Ended December 31, 2016
Average selling price ($/lb.):
Silicon Metal	$1.11	$1.06	$0.94	$1.03	$1.00
Silicon-based Alloys	$0.79	$0.75	$0.61	$0.73	$0.64
Manganese-based Alloys	$0.61	$0.61	$0.40	$0.60	$0.37
Total*	$0.85	$0.82	$0.66	$0.80	$0.69

* Excludes by-products and other

"2017 has been an exceptional turnaround year for Ferroglobe, and we are thrilled that the business has performed according to our expectations through Q4. Our swift actions, with continued focus on cost reduction, flexible capacity deployment and financial discipline, have returned the company to profitability, and brought net leverage close to our target level of 2.0x," said Pedro Larrea, CEO of Ferroglobe.  "Robust fundamentals for the global demand of advanced materials, strong performance in our end markets and pricing momentum, as well as our timely capacity restarts, will contribute to stronger results throughout 2018.  Acceleration in cash flow generation this year will further strengthen our company, and is reinforcing our focus on value creation for our stakeholders."

Strong cash flow generation continues to support liquidity

Working capital decreased by $80.4 million during the year, primarily a result of the accounts receivable securitization. Ferroglobe continued to generate positive cash flows. During the fourth quarter, the company generated operating cash flows of $61.3 million, and free cash flow of $24.0 million, resulting in total free cash flow of $82.0 million for Calendar Year 2017.

Ferroglobe's net debt was $386.9 million as of December 2017, down from $394.3 million1 as of September 30, 2017 and $405.0 million at end of December 2016.

1 As of September 30, 2017, the Balance Sheet includes financing of $120.1 million related to the Company's accounts receivable securitization program. The net debt figure of $394.3 million excludes these securitized accounts receivables for comparison purposes.

Adjusted EBITDA:

	Quarter Ended December 31, 2017	Quarter Ended September 30, 2017	Quarter Ended December 31, 2016	Year Ended December 31, 2017	Year Ended December 31, 2016

Profit (loss) attributable to the parent	$32,210	(3,347)	(241,967)	25,168	(338,427)
Loss attributable to non-controlling interest	(84)	(1,640)	(4,350)	(5,144)	(20,186)
Income tax (benefit) expense	(22,120)	14,364	(8,276)	(10,919)	(46,695)
Net finance expense	16,567	14,528	7,499	58,612	28,715
Financial derivatives loss	956	1,823	-	6,850	-
Exchange differences	(2,491)	1,529	633	(8,205)	3,513
Depreciation and amortization charges, operating allowances and write-downs	23,830	27,076	27,705	104,529	125,677
EBITDA	48,868	54,333	(218,756)	170,891	(247,403)
Non-controlling interest settlement	-	-	-	1,751	-
Power credit	-	-	-	(3,696)	-
Long lived asset charge due to reclassification of discontinued operations to continuing operations	-	-	-	2,608	-
Accrual of contingent liabilities	6,044	-	-	12,444	-
Impairment loss	-	-	199,834	-	267,449
Transaction and due diligence expenses	-	-	-	-	7,979
Business interruption	-	(1,980)	-	(1,980)	2,532
Inventory impairment	-	-	1,080	-	5,410
Executive severance	-	-	24,430	-	24,430
Step-up valuation adjustment	-	3,757	-	3,757	-
Globe purchase price allocation adjustments	-	-	-	-	10,022
Adjusted EBITDA	$54,912	56,110	6,588	185,775	70,419

Adjusted net profit (loss) attributable to Ferroglobe:

	Quarter Ended December 31, 2017	Quarter Ended September 30, 2017	Quarter Ended December 31, 2016	Year Ended December 31, 2017	Year Ended December 31, 2016

Profit (loss) attributable to the parent	$32,210	(3,347)	(241,967)	25,168	(338,427)
Tax rate adjustment	(25,322)	11,363	73,195	(13,833)	83,004
Non-controlling interest settlement	-	-	-	1,191	-
Power credit	-	-	-	(2,513)	-
Long lived asset charge due to reclassification of discontinued operations to continuing operations	-	-	-	1,773	-
Accrual of contingent liabilities	4,110	-	-	8,462	-
Impairment loss	-	-	135,887	-	181,865
Transaction and due diligence expenses	-	-	-	-	5,426
Business interruption	-	(1,346)	-	(1,346)	1,722
Inventory impairment	-	-	735	-	3,679
Executive severance	-	-	16,612	-	16,612
Step-up valuation adjustment	-	2,555	-	2,555	-
Globe purchase price allocation adjustments	-	-	-	-	6,815
Adjusted profit (loss) attributable to the parent	$10,998	9,225	(15,538)	21,457	(39,304)

Adjusted diluted profit (loss) per share:

	Quarter Ended December 31, 2017	Quarter Ended September 30, 2017	Quarter Ended December 31, 2016	Year Ended December 31, 2017	Year Ended December 31, 2016

Diluted profit (loss) per ordinary share	$0.19	(0.02)	(1.41)	0.15	(1.97)
Tax rate adjustment	(0.15)	0.07	0.43	(0.08)	0.48
Non-controlling interest settlement	-	-	-	0.01	-
Power credit	-	-	-	(0.01)	-
Long lived asset charge due to reclassification of discontinued operations to continuing operations	-	-	-	0.01	-
Accrual of contingent liabilities	0.02	-	-	0.05	-
Impairment loss	-	-	0.79	-	1.06
Transaction and due diligence expenses	-	-	-	-	0.03
Business interruption	-	(0.01)	-	(0.01)	0.01
Inventory impairment	-	-	-	-	0.02
Executive severance	-	-	0.10	-	0.10
Step-up valuation adjustment	-	0.01	-	0.01	-
Globe purchase price allocation adjustments	-	-	-	-	0.04
Adjusted diluted profit (loss) per ordinary share	$0.06	0.05	(0.09)	0.13	(0.23)

Conference Call

Ferroglobe will review the results for the fourth quarter and Calendar Year of 2017 during a conference call at 9:00 a.m. Eastern Time on Tuesday, February 27, 2018.

The dial-in number for the call for participants in the United States is 877-293-5491 (conference ID 5384356).  International callers should dial +1 914-495-8526 (conference ID 5384356).  Please dial in at least five minutes prior to the call to register. The call may also be accessed via an audio webcast available at https://edge.media-server.com/m6/p/ekx96f53

About Ferroglobe

Ferroglobe PLC is one of the world's leading suppliers of silicon metal, silicon-based specialty alloys, and ferroalloys serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. The company is based in London. For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains "forward-looking statements" within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the Company's future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as "anticipate", "believe", "could", "estimate", "expect", "forecast", "guidance", "intends", "likely", "may", "plan", "potential", "predicts", "seek", "will" and  words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to the Company and assumptions that management believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe's actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company's control.

Forward-looking financial information and other metrics presented herein represent the Company's goals and are not intended as guidance or projections for the periods presented herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

Non-IFRS Measures

EBITDA, adjusted EBITDA, adjusted diluted profit (loss) per ordinary share and adjusted profit (loss) attributable to the parent are, we believe, pertinent non-IFRS financial metrics that Ferroglobe utilizes to measure its success.

Ferroglobe has included these financial metrics to provide supplemental measures of its performance. The Company believes these metrics are important because they eliminate items that have less bearing on the Company's current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures

* * *
INVESTOR CONTACT:
Ferroglobe PLC
Joe Ragan, US: +1 917 2098581, UK: +44 (0) 7827 227 688
Chief Financial Officer
Email: jragan@ferroglobe.com

Ferroglobe PLC and Subsidiaries
Unaudited Condensed Consolidated Income Statement
(in thousands of U.S. dollars, except per share amounts)

	Quarter Ended December 31, 2017	Quarter Ended September 30, 2017	Quarter Ended December 31, 2016	Year Ended December 31, 2017	Year Ended December 31, 2016

Sales	$468,218	451,628	389,878	1,741,693	1,576,037
Cost of sales	(285,201)	(267,364)	(272,174)	(1,043,982)	(1,043,412)
Other operating income	5,122	7,404	15,202	18,163	26,215
Staff costs	(87,304)	(74,183)	(89,580)	(302,140)	(296,399)
Other operating expense	(53,156)	(59,741)	(64,141)	(238,030)	(243,946)
Depreciation and amortization charges, operating allowances and write-downs	(23,830)	(27,076)	(27,705)	(104,529)	(125,677)
Impairment losses	(241)	(98)	(200,458)	(339)	(268,089)
Other gain (loss)	1,430	(3,313)	2,517	(4,474)	2,191
Operating profit (loss)	25,038	27,257	(246,461)	66,362	(373,080)
Finance income	2,487	258	303	3,702	1,536
Finance expense	(19,054)	(14,786)	(7,802)	(62,314)	(30,251)
Financial derivatives loss	(956)	(1,823)	-	(6,850)	-
Exchange differences	2,491	(1,529)	(633)	8,205	(3,513)
Profit (loss) before tax	10,006	9,377	(254,593)	9,105	(405,308)
Income tax benefit (expense)	22,120	(14,364)	8,276	10,919	46,695
Profit (loss) for the period	32,126	(4,987)	(246,317)	20,024	(358,613)
Loss attributable to non-controlling interest	84	1,640	4,350	5,144	20,186
Profit (loss) attributable to the parent	$32,210	(3,347)	(241,967)	25,168	(338,427)

EBITDA	$48,868	54,333	(218,756)	170,891	(247,403)
Adjusted EBITDA	54,912	56,110	6,588	185,775	70,419

Weighted average shares outstanding
Basic	171,953	171,947	171,838	171,948	171,838
Diluted	172,128	171,947	171,838	172,119	171,838

Profit (loss) per ordinary share
Basic	$0.19	(0.02)	(1.41)	0.15	(1.97)
Diluted	0.19	(0.02)	(1.41)	0.15	(1.97)

Ferroglobe PLC and Subsidiaries
Unaudited Condensed Consolidated Statement of Financial Position
(in thousands of U.S. dollars)

	December 31,	September 30,	December 31,
	2017	2017	2016
ASSETS
Non-current assets
Goodwill	$236,455	234,613	230,210
Other intangible assets	57,141	59,120	62,839
Property, plant and equipment	917,974	890,084	781,606
Non-current financial assets	6,677	6,372	5,823
Non-current financial assets from related parties	-	-	9,845
Deferred tax assets	2,000	49,463	44,950
Non-current receivables from related parties	2,400	2,363	2,108
Other non-current assets	33,830	21,971	20,245
Total non-current assets	1,256,477	1,263,986	1,157,626
Current assets
Inventories	361,914	353,296	316,702
Trade and other receivables	121,525	328,056	209,406
Current receivables from related parties	4,572	3,351	11,971
Current income tax assets	7,313	7,896	19,869
Current financial assets	80,156	3,681	4,049
Other current assets	10,566	12,834	9,810
Cash and cash equivalents	184,472	189,763	196,931
Assets and disposal groups classified as held for sale	-	-	92,937
Total current assets	770,518	898,877	861,675
Total assets	$2,026,995	2,162,863	2,019,301

EQUITY AND LIABILITIES
Equity	$970,776	915,837	892,042
Non-current liabilities
Deferred income	3,172	5,077	3,949
Provisions	82,397	87,490	81,957
Bank borrowings	-	-	179,473
Obligations under finance leases	69,713	71,894	3,385
Debt instruments	339,332	338,772	-
Other financial liabilities	102,558	97,560	86,467
Other non-current liabilities	1,962	2,385	5,737
Deferred tax liabilities	65,412	143,789	139,535
Total non-current liabilities	664,546	746,967	500,503
Current liabilities
Provisions	31,580	23,736	19,627
Bank borrowings *	1,003	146,221	241,818
Obligations under finance leases	12,920	12,572	1,852
Debt instruments	10,938	2,738	-
Other financial liabilities	34,873	34,375	1,592
Payables to related parties	12,973	10,466	30,738
Trade and other payables	195,477	184,244	157,706
Current income tax liabilities	168	8,350	961
Other current liabilities	91,741	77,357	64,780
Liabilities associated with assets classified as held for sale	-	-	107,682
Total current liabilities	391,673	500,059	626,756
Total equity and liabilities	$2,026,995	2,162,863	2,019,301

* As of September 30, 2017, includes $120,091 related to the Company's accounts receivable securitization program that are recorded "off balance sheet" as of December 31, 2017.

Ferroglobe PLC and Subsidiaries
Unaudited Condensed Consolidated Statement of Cash Flows
(in thousands of U.S. dollars)

	Year Ended December 31, 2017	Year Ended December 31, 2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit (loss) for the period	$20,024	(358,613)
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Income tax benefit	(10,919)	(46,695)
Depreciation and amortization charges, operating allowances and write-downs	104,529	125,677
Finance income	(3,702)	(1,536)
Finance expense	62,314	30,251
Financial derivatives loss	6,850	-
Exchange differences	(8,205)	3,513
Impairment losses	339	268,089
Loss (gain) on disposals of non-current and financial assets	4,172	(340)
Share-based compensation	2,385	-
Other adjustments	303	(1,851)
Changes in operating assets and liabilities
(Increase) decrease in inventories	(15,835)	108,207
Decrease in trade receivables	131,756	56,297
Increase in trade payables	20,079	28,572
Other	(87,687)	(50,001)
Income taxes paid	(26,764)	(10,933)
Interest paid	(38,473)	(29,468)
Net cash provided by operating activities	161,166	121,169
CASH FLOWS FROM INVESTING ACTIVITIES:
Payments due to investments:
Other intangible assets	(642)	(4,914)
Property, plant and equipment	(78,517)	(71,119)
Non-current financial assets	(343)	(9,807)
Current financial assets	-	(105)
Disposals:
Non-current financial assets	-	11
Current financial assets	-	99
Interest received	503	1,554
Net cash used by investing activities	(78,999)	(84,281)
CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends paid	-	(54,988)
Payment for debt issuance costs	(16,765)	-
Proceeds from debt issuance	350,000	-
Increase/(decrease) in bank borrowings:
Borrowings	31,455	124,384
Payments	(453,948)	(81,237)
Proceeds from stock option exercises	180	-
Other amounts paid due to financing activities	(24,139)	61,758
Net cash (used) provided by financing activities	(113,217)	49,917
TOTAL NET CASH FLOWS FOR THE PERIOD	(31,050)	86,805
Beginning balance of cash and cash equivalents	196,982	116,666
Exchange differences on cash and cash equivalents in foreign currencies	18,540	(6,489)
Ending balance of cash and cash equivalents	$184,472	196,982

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2018
FERROGLOBE PLC

by	/s/ Joseph Ragan
Name: Joseph Ragan
Title: Chief Financial Officer and Principal Accounting Officer (Principal Financial Officer)

     Advancing Materials Innovation  NASDAQ: GSM    Q4 and CY 2017

 Forward-Looking Statements and non-IFRS Financial Metrics  This presentation contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe our future plans, strategies and expectations. Forward-looking statements can generally be identified by the use of forward-looking terminology, including, but not limited to, "may," “could,” “seek,” “guidance,” “predict,” “potential,” “likely,” "believe," "will," "expect," "anticipate," "estimate," "plan," "intend," "forecast," or variations of these terms and similar expressions, or the negative of these terms or similar expressions. Forward-looking statements contained in this presentation are based on information presently available to us and assumptions that we believe to be reasonable, but are inherently uncertain. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control. You are cautioned that all such statements involve risks and uncertainties, including without limitation, risks that the businesses of Globe Specialty Metals Inc. and Grupo FerroAtlántica (together, “we,” “us,” “Ferroglobe,” the “Company”) will not be integrated successfully or that we will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected. Important factors that may cause actual results to differ include, but are limited to: (i) risks relating to unanticipated costs of integration, including operating costs, customer loss and business disruption being greater than expected; (ii) our organizational and governance structure; (iii) the ability to hire and retain key personnel; (iv) regional, national or global political, economic, business, competitive, market and regulatory conditions including, among others, changes in metals prices; (v) increases in the cost of raw materials or energy; (vi) competition in the metals and foundry industries; (vii) environmental and regulatory risks; (viii) ability to identify liabilities associated with acquired properties prior to their acquisition; (ix) ability to manage price and operational risks including industrial accidents and natural disasters; (x) ability to manage foreign operations; (xi) changes in technology; (xii) ability to acquire or renew permits and approvals; (xiii) changes in legislation or governmental regulations affecting Ferroglobe; (xiv) conditions in the credit markets; (xv) risks associated with assumptions made in connection with critical accounting estimates and legal proceedings; (xvi) Ferroglobe's international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and (xvii) the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability or other regulatory compliance costs. The foregoing list is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business, including those described in the “Risk Factors” section of our Registration Statement on Form F-1, Annual Reports on Form 20-F, Current Reports on Form 6-K and other documents we file from time to time with the United States Securities and Exchange Commission. We do not give any assurance (1) that we will achieve our expectations or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. Forward- looking financial information and other metrics presented herein represent our key goals and are not intended as guidance or projections for the periods presented herein or any future periods. We do not undertake or assume any obligation to update publicly any of the forward- looking statements in this presentation to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this presentation.EBITDA, adjusted EBITDA, adjusted diluted profit (loss) per ordinary share and adjusted profit (loss) attributable to the parent are, we believe, pertinent non-IFRS financial metrics that Ferroglobe utilizes to measure its success. Ferroglobe has included these financial metrics to provide supplemental measures of its performance. The Company believes these metrics are important because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures. For additional information, including a reconciliation of the differences between the non-IFRS financial measures and the comparable IFRS financial measures, refer to the press release dated February 26, 2018 accompanying this presentation, which is incorporated by reference herein.

 Table of Contents  Q4 and CY 2017 OverviewSelected Financial HighlightsPositive Outlook for 2018

   Opening Remarks   Q4 confirms the positive fundamentals of our business  2017 represents the successful turnaround of Ferroglobe  Acceleration of free cash flow in 2018 provides the ability to grow the business

 I. Q4 and CY 2017 Overview     Pedro Larrea, Chief Executive Officer

Q4 2017 Positive Results

Disciplined ***execution*** *of commercial strategy*

(ASP change vs Q3 2017)

- Si Metal **+4.7%**
- Si alloys **+5.8%**
- Mn alloys **-0.2%**

Continued ***volumes*** *recovery in most core products*

(Volume change vs Q3 2017)

- Si Metal **+0.4%**
- Si alloys **+5.3%**
- Mn alloys **-1.7%**

Revenue
+3.7%
vs Q3 2017

Adjusted EBITDA
$54.9 million
-2.1 %
vs Q3 2017

Adjusted EBITDA margin decrease of 70 bps to
11.7%

Q4 net profit $32.1 million – adjusted net profit
$11.0 million*

Normalized *business platform*

- **Spot price stabilization:**
  Si Metal $1.43 /lb (US); €2,200/mt (EU)
  FeSi $0.82 /lb (US); €1,650/mt (EU)
- A positive benefit achieved following the recent **US Tax reforms**
- **Timely deployment** of production facilities
- Return to **net profit** in 2017

*Adjusted net profit attributable to the parent

- 5 -

 Diversified Portfolio Uniquely Positions Us To Benefit From Market Fluctuations   Qtr / Qtr Revenue Growth by Product  Other  Strong sales performance in Silicon Metal and Silicon-based alloys more than offset a modest volume adjustment in Manganese-based alloys  Revenue Contribution by Product and Market (Full year 2017)  Silicon-BasedAlloys26%  Manganese-Based Alloys21%  Other10%  Aluminum  Silicones  Solar  Foundry  Specialty Steel  Steel  Other

 Q4 2017 Revenues Up 3.7% vs Previous Quarter  Silicon metal and silicon-based alloys prices were the key drivers in the quarter

 Silicon Metal Snapshot   Volume Trends  Sequential Quarter Product EBITDA Contribution ($m)  Commentary  Improving Silicon Metal prices in the 4th quarter strengthened operational performance.Strong volume demand resulting in near full capacity utilization. Increased costs reflect annual overhauls at several plants and seasonal increases in energy costs in Europe. Re-start at Selma plant has a temporary effect on the unit cost. The plant continues to gain momentum driving US operations to full capacity.   Pricing Trends ($/mt)

 Silicon-Based Alloys Snapshot   Volume Trends  Commentary  Prices for Silicon-based alloys continue to remain strong. European prices were 12% higher this quarter following increase in Chinese pricing.Strong demand worldwide tightened the supply-demand balance in all markets.Increased costs reflect annual overhaul and energy costs in Europe.   Sequential Quarter Product EBITDA Contribution ($m)  Pricing Trends ($/mt)

 Manganese-Based Alloys Snapshot  Commentary  Manganese-based alloys prices and volumes have stabilized.Product margin affected by increasing Manganese ore prices and higher energy costs. Manganese ore continues to trend upward, which will reflect in future Manganese-based alloys prices.  Volume Trends  Pricing Trends ($/mt)  Sequential Quarter Product EBITDA Contribution ($m)

   Quarterly Performance Affected By Seasonal Factors  Commercial strategy proves to be right, capturing the continued recovery of the market Continue to optimize business platform: Optimizing production facilities: minimizing the impact of idled facilities: streamlining production plans to increase utilization rates; including the conversion of furnaces to capture market opportunitiesStreamlining of best practicesDiversified product portfolio Cost increases due to “one-off” costs, seasonal energy price increases in Europe and manganese ore prices  Adjusted EBITDA Contribution Q4 2017 vs Q3 2017 ($m)    Includes $5.4m of one-off costs (mainly due to overhauls)

CY 2017 Results Represent A Turnaround

Disciplined ***execution*** *of commercial strategy*

(ASP increase vs 2016)

- Si Metal **+3.1%**
- Si alloys **+14.9%**
- Mn alloys **+60.7%**

Optimization of ***Product Mix***

(Volume change vs 2016)

- Si Metal **-4.5%**
- Si alloys **-4.9%**
- Mn alloys **+1.4%**

Revenue
+10.5%
vs 2016

Adjusted EBITDA
$185.8million
163.9 %
vs 2016

Adjusted EBITDA margin increase of 620 bps to
10.7%

2017 net profit $20.0 million – adjusted net profit
$21.5 million*

Global *business platform*

- Optionality in:
  - Geography
  - Foreign exchange
  - Product mix
- Doubled the size of Manganese assets
- Actively managing production capacity

Adjusted net profit attributable to the parent

- 12 -

 Adjusted EBITDA Bridge 2017 vs 2016 ($m)  * ”Other” include Mines, Energy, R&D and Overheads  *    Includes $65.9m of Mn ore price increase

   Management Remains Focused On Operational Excellence  Improvement in DSO through different parts of the cycle  Sales, $k  DSO  Operational fixed costs (Staff and Other operating expenses) reduced from 2015  -$142m

    Selected Financial Highlights  Joe Ragan, Chief Financial Officer

 Q4 and CY 2017 Key Performance Indicators and Overview  1 Free cash flow defined as “Net cash provided by operating activities” minus “Payments for property, plant and equipment.”2 Excludes Accounts Receivable Securitization program for comparison purposes Source: Company information  Key Performance Indicators  Q4 2017  Q3 2017  CY 2017  CY 2016  Revenue ($m)  468.2  451.6  1,741.7  1,576.0  Operating Profit ($m)  25.0  27.3  66.4  -373.1  Profit Attributable to the Parent ($m)  32.2  -3.3  25.2  -338.4  Adjusted EBITDA ($m)  54.9  56.1  185.8  70.4  Adjusted EBITDA Margin  11.7%  12.4%  10.7%  4.5%  Working Capital ($m)  288.0  377.02  288.0  368.4  Free Cash Flow1 ($m)  24.0  52.7  82.0  45.1  Notes

 Balance Sheet Summary  ($m)  12/31/20171  Q3 20171  12/31/2016  Total Assets  2,027.0  2,162.9  2,019.3  Net Debt2  386.9  394.33  405.0  Book Equity   970.8  915.8  892.0          Net Debt2 / Adjusted EBITDA  2.08x  3.01x  5.76x  Net Debt2 / Total Assets  19.1%  18.2%  20.1%  Net Debt2 / Capital4   28.5%  30.1%  31.2%  Notes

 Debt Evolution ($m)  Quarterly Debt Evolution

 Working Capital Evolution ($m)  Quarterly WC Evolution  Reduced WC significantly while sales have increased by 10.5% over 2017

Delivering Value for Shareholders and Positioning for the Long Term

Q4 2017 Performance

- Reported EBITDA of $48.9 million, -9.9 % vs reported EBITDA of $54.3 million in Q3 2017. Adjusted EBITDA of $54.9 million for the quarter.
- Net profit of $32.1 million, or $0.19 per share on a fully diluted basis. Adjusted net profit attributable to the parent of $11.0 million, or $0.06 per share on a fully diluted basis.
- Working capital reduced by $89.0 million during the quarter, primarily due to the securitization program.
- Operating cash flow of $61.3 million and free cash flow of $24.0 million
- Balance sheet strength maintained:
  - Net debt of $386.9 million at end of Q4, down by 1.9% compared to $394.3 at the end of Q3;
  - Net Debt to EBITDA metrics have improved dramatically

CY 2017 Performance

- Conservative capital structure — company positioned to pursue growth opportunities
  - Focus on deleveraging the balance sheet
  - Leverage target of below 2x
  - Successful refinancing has simplified the debt structure and improved the solvency with regard to covenants

Bond => STABILITY across the cycle

Securitization => FASTER CASH CONVERSION

- Operational strategy beginning to take shape leveraging to upside expected next year - Silicon Metal capacity increased
- Business decisions, including M&A and CapEx, are made with a focus on financial metrics – targeting immediately accretive transactions.

- 20 -

    Positive Outlook for 2018  Pedro Larrea, Chief Executive Officer

End Market Dynamics: Stronger for Longer

Aluminum / Auto

Recent Trends:

- Aluminum inventory levels have fallen to nine-year lows on the back of strong demand recently
- Capacity utilization rates stable around 75% globally
- Continued benefit from megatrends (EV vehicles, light weighting)







Chemicals / Silicones

Recent Trends:

- Global growth estimates ahead of 2017
- North American market is running strong with both participants running at capacity. Incremental impact of residential construction following hurricanes
- Chemical sector will follow GDP growth projected at 2.0+% in Eurozone for 2018







Steel and Specialty Metal

Recent Trends:

- Favorable impact from Chinese shutdown in capacity; more to come
- World steel capacity utilization remains at healthy and stable levels
- Inventory levels remain at 5 year lows
- Growth in North America stands to benefit from an new infrastructure spending program





Polysilicon / Electronics

Recent Trends:

- More than 100 GW of new global PV installations expected in 2018
- North American volumes of PV materials remain under pressure following Chinese dumping actions against polysilicon; new demand regions emerging. Electronics demand continues to be strong
- PV market in Europe expected to grow by 35% in 2018 , which will support polysilicon industry







- 22 -

7

       Trends Fueling Growth for Ferroglobe Products   7  Ongoing Trends  Emerging Trends  Population Growth  Global Climate Action  Globalization  Fourth Industrial Revolution  Urbanization  Industrialization  Motorization            Growing need for new advanced materials…  Renewable Power  Energy Efficiency  Environmental Impact  Technology Innovation  Battery storage  Connectivity /IoT  Miniaturization  Consumer electronics  “Smart” Enterprise  Converting of capacity vs. incremental capacity: SiMe to FeSi and FeSi to SiMeNew Greenfield Projects faced significant challenges (shutdown/bankruptcy)Increasing raw material costs discouraging capacity restarts; sets near-term floor on pricing  …supported by favorable supply dynamics

New Plants Expand the Breadth and Depth of Manganese-Alloys Operations

Ferroglobe and Glencore Europe production in 2017 (kt).



FeMn
SiMn
Acquired facilities
A Mo I Rana
70
64
134
B Dunkirk
96
0
96
Total of 230
Existing facilities
C Boo
64
68
132
D Cee
49
34
83
E Monzón
22
33
55
Total of 270
TOTAL
301
199
500



A
B
C
D
E

Over 1 million tonnes of manganese ore will be consumed annually by the combined operation

- 24 -

Concluding Remarks   Operational and financial discipline have turned around Ferroglobe  Solid fundamentals and momentum across our industry and end markets  Acceleration of free cash flow in 2018 provides for exciting opportunities

    Q&A

 Advancing Materials Innovation  NASDAQ: GSM      Q4 and CY 2017